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                                                                      Exhibit 99





United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


Ladies and Gentlemen:


Arthur Andersen LLP has represented to Carriage Services, Inc. that the audit conducted in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen was not relevant to the audit.



Very truly yours,


CARRIAGE SERVICES, INC.